Flamel Technologies Announces Results of Annual Meeting

Lyon, France – June 25, 2010– Flamel Technologies S.A. (NASDAQ: FLML) today announced the results of its annual meeting held on June 25, 2010.  The election of each member of the Board of Directors of the Company for a further one-year term was approved by holders of more than 98% of the Company’s shares.  Each additional resolution proposed favorably by management at the meeting was approved overwhelmingly.

As a consequence, shareholders re-elected Flamel’s Board of Directors.  Mr. Elie Vannier, former Senior Advisor and Operating Partner at Oaktree Capital Management, will continue to serve as the Company’s non-Executive Chairman.  Also re-elected to the Company’s Board of Directors were: Mr. Lodewijk J.R. deVink, former Chairman and Chief Executive Officer of Warner Lambert; Dr.Frank Fildes, former Senior Vice President: Head of Global Development for AstraZeneca; Mr. Frederic Lemoine, Chairman of the Executive Board of Wendel, Mr. John Vogelstein, former President of Warburg Pincus; and Mr. Stephen H. Willard, Flamel’s Chief Executive Officer.

“We are pleased to have the continued support of our shareholders,” said Mr. Elie Vannier, non-Executive Chairman of Flamel.  “Flamel has expanded its base of partnerships with leading pharmaceutical companies over the past year.  We now are working with eight of the top twenty-five pharmaceutical companies in the world on projects that involve both novel and already-marketed molecules.     Our scientists have made important advances on both the Medusa and Micropump technology platforms.  The diversified pipeline of projects we are pursuing is advancing strongly and we are well-positioned to leverage the advantages that both platforms bring to our partners with respect to safety and efficacy, as well as greater convenience for patients and their caregivers.  As a result, we believe in the coming year we will achieve important milestones with our partners and deliver strong growth to our shareholders.”

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel's Medusa technology is designed to deliver controlled-release formulations of therapeutic proteins, peptides, and other molecules.

Contact:

Charles Marlio, Director of Strategic Planning and Investor Relations
(011) 33-4-7278-3434
(011) 33-4-7278-3435
Marlio@flamel.com

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms.  All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements.  All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances.  These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2009.  All forward-looking statements included in this release are based on information available at the time of the release.  We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.